Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

Risks Associated with the Offer to Purchase All of the Issued and Ordinary Shares of MFS

We can give no assurances as to when, or if, our offer to purchase MFS shares, or the Offer, will be closed.

The closing of the Offer will not occur until various specified conditions are satisfied or waived, including, among others:

•	the acceptance of the Offer by MFS shareholders holding more than 64% of the outstanding MFS shares (including all MFS shares issued or to be issued pursuant to a valid exercise, prior to the close of the Offer, of any share options under the MFS Share Option Scheme);

•	the approval of the issuance of our shares of common stock in the Offer by our stockholders; and

•	the absence of any material adverse event affecting MFS, its business or operations.

If these conditions are not satisfied or waived, as applicable, the Offer and the related transactions likely will be terminated.

The combined company may not realize the benefits of the transaction.

Our ability to realize the anticipated benefits of the transaction will depend, in part, on our ability to integrate the operations of the two companies following the closing of the Offer. We have limited experience in acquiring other businesses and technologies. In addition, we are limited in what integration activities we can conduct prior to any closing which might occur. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both companies, and may not result in the full benefits expected by us. The difficulties of combining the operations of the companies may include, among other things:

•	possible increased costs and reduced synergies if MFS is required to continue to operate as a listed company in Singapore;

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between both companies, including the need to improve any deficiency in accounting controls or procedures that may exist in MFS at the time we complete the transaction;

•	coordinating and consolidating ongoing and future research and development;

•	consolidating sales and marketing operations;

•	retaining existing customers and attracting new customers;

•	maintaining sales levels from existing common customers who may decide to diversify their supply chain;

•	retaining strategic partners and attracting new strategic partners;

•	retaining key employees, including key sales representatives;

•	consolidating corporate and administrative infrastructures, including consolidating and integrating computer information and financial systems;

•	integrating and managing the technologies and products of the two companies;

•	identifying and eliminating redundant and underperforming operations and assets;

•	using capital assets efficiently to develop the business of the combined company;

•	possible tax costs or inefficiencies associated with integrating the operations of the combined company, including the risk that our efforts to restructure our subsidiaries do not result in any tax savings or result in increased taxes;

•	modification of and costs relating to operating control standards in order to comply with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; and

•	retaining and attracting new engineers and research and development personnel to support new products and new technology development.

For these reasons, we may fail to complete successfully the anticipated integration of M-Flex and MFS, or to realize any of the anticipated benefits of the integration of the two companies. Actual cost savings and synergies may be lower than currently expected and may take a longer time to achieve than currently anticipated.

If less than 90% of the minority shares of MFS are not tendered in the Offer, the combined company will have increased operating expenses and will be limited in its ability to consolidate MFS’ operations.

If less than 90% of the outstanding ordinary shares of MFS (excluding the shares held by M-Flex or our related corporations or our nominees as of the date of the Offer) are tendered in the Offer, we will not be able to exercise our right under Section 215 of the Singapore Companies Act to compulsorily acquire those MFS shares not acquired by us pursuant to the Offer, which is similar to a cash-out merger under Delaware law. As a result, we may be required to continue to operate MFS as a public company in Singapore and there may continue to be minority shareholders of MFS. If MFS is not delisted from the Official List of the Singapore Stock Exchange, we will be required to incur additional expenses each year in order to maintain the public listing of the MFS shares. These expenses will harm the combined company’s consolidated operating results by increasing general and administrative expenses. In addition, to the extent MFS has minority shareholders after completion of the Offer, the companies will be limited in the degree to which they can completely consolidate their operations.

There is a risk that the expected sales of the combined company may decrease if common customers elect to reduce their reliance on the combined company.

M-Flex and MFS share common customers. If any of these customers were to determine to reduce its order level with either company in connection with the transaction, the resulting reduction could adversely impact sales and profitability of the combined company, perhaps severely, depending on the magnitude of the customer. We believe that some customers that have historically relied on both companies to produce products may, in connection with the proposed acquisition, begin to view us as a single supplier and as a consequence thereof, may reduce orders to us and MFS.

MFS owns its factories in the People’s Republic of China, or PRC, under a joint venture with an unrelated third party and management of any significant business initiative pertaining to those factories will require approval of that party.

MFS’ factories are owned through joint ventures in which MFS owns 65% and Great Wall Information Industry Co. Ltd, or GWI, owns 35%. Any significant decisions affecting these factories will require unanimous approval of a board of managers with respect to each factory which is comprised of five individuals of which three are appointed by MFS and two are appointed by GWI. There are no dispute resolution provisions or other mechanics in the joint venture agreements between MFS and GWI, and it is possible that MFS and GWI may not always agree on the activities to be conducted by such factories. Any such dispute could significantly harm MFS’ ability to generate revenue and meet its customer commitments. In addition, there are no provisions governing mandatory sale or buy out of the other party’s interest under the joint venture agreements.

The issuance of shares of our common stock to MFS shareholders in the Offer could substantially reduce the percentage ownership interests of our stockholders.

If the closing of the Offer occurs and assuming full acceptances of the Offer and full election of the stock consideration by MFS shareholders, we will issue up to approximately 9.6 million shares of our common stock to current MFS shareholders (assuming holders of options with respect to 7.8 million MFS shares exercise their options to acquire MFS shares and elect to take the stock consideration), representing approximately 28% of the approximately 34.0 million of the then outstanding shares of our common stock. WBL has executed an irrevocable undertaking committing it to elect to receive our common stock in the Offer. If only WBL elects to receive shares of our common stock and the remaining MFS shareholders elect to receive cash, we will issue up to approximately 5.3 million shares of our stock in the Offer, representing approximately 18% of the approximately 29.7 million shares of our common stock then outstanding. The issuance of our common stock to MFS shareholders and MFS option holders will cause a reduction in the relative percentage interest of our current stockholders. In addition, if we raise additional funds to finance the Offer through the sale of equity, or securities convertible into equity, our stockholders will experience further dilution.

To be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

To be successful, the combined company must retain and motivate executives and other key employees. Our employees and MFS’ employees may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed, particularly if we are able to exercise our right under Section 215 of the Singapore Companies Act to compulsorily acquire those MFS shares not acquired by us pursuant to the Offer. Difficulties in integrating the operations of the two companies could impact the combined company’s ability to motivate employees and keep them focused on the strategies and goals of the combined company. Moreover, the acceleration and exercise of all MFS stock options outstanding prior to the closing of the Offer, may reduce the financial incentive for MFS employees to remain with the combined company after the Offer has closed. These circumstances may adversely affect the combined company’s ability to retain key personnel.

We expect to incur significant costs associated with the Offer.

We have incurred and will incur substantial costs in connection with the Offer. These costs are primarily associated with the fees of financial advisors, accountants and attorneys. In addition, we have diverted significant management resources in an effort to complete the Offer. If the Offer is not closed, we will have incurred significant costs, including the diversion of management resources, for which we will have received little or no benefit.

If we are unable to finance the transaction through existing cash balances and financings, the completion of the Offer will be jeopardized.

The Offer is designed to allow MFS shareholders to elect to receive cash or shares of M-Flex common stock. If a substantial number of MFS shareholders elect to receive cash, or if our cash requirements increase materially because of unexpected expenses relating to marketing, advertising, sales, distribution, research and development and regulatory affairs, we will need to obtain new financing to complete the Offer. We have recently experienced significant decreases in our gross margins, which, if these reduced margins continue, could impair our ability to obtain financing for the Offer. In addition, MFS has also announced significant declines in their revenues recently, although we are uncertain about the impact of those declines on MFS’ profitability. If we are unable to obtain adequate new financing on a timely basis, or on commercially acceptable terms, we may be required to delay, reduce the scope of or terminate the Offer and may be subject to certain sanctions or censure by the Securities Industry Council of Singapore as a result. In addition, under the terms of our Stockholders Agreement with WBL, WT, and UWT, we cannot issue securities, including convertible debt, that would reduce the effective stock ownership of WT and UWT below a majority of the M-Flex voting stock outstanding without approval of WBL. This restriction may make it more difficult to obtain new financing.

We likely will have more indebtedness after the Offer, which could adversely affect our cash flows and business.

We have recently experienced significant declines in our gross margins, which, if these reduced margins continue, could impact our ability to obtain financing for the Offer. In addition, MFS has announced significant declines in its revenues recently, although we are uncertain about the impact of those declines on its profitability. If we do finance the Offer through the incurrence of debt through a credit facility, our business, cash flows and results of operation could be affected by the amount of leverage incurred. As a result of the increase in debt, demands on our cash resources could increase after the Offer. The increased levels of debt could also, among other things:

•	subject us to covenants restricting our business activities which may result in additional costs and expenses;

•	divert funds that would otherwise be available to support commercialization, research and development, capital expenditures, acquisitions and other important activities;

•	provide holders of debt instruments with rights and privileges senior to those of equity investors;

•	place us at a competitive disadvantage relative to other companies with less indebtedness;

•	limit our ability to obtain further debt financing on favorable terms, if at all, in order to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements; and

•	increase our vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions.

Our ability to make scheduled payments of principal and interest on our debt, or to refinance our indebtedness, will depend upon our future operating performance, including our ability to maintain our gross margins, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financings for the payment or refinancing of our indebtedness will be available to us on favorable terms or at all. If we are unable to service any acquisition financing debt we incur, our business, financial condition and results of operations would be materially adversely affected. In addition, with a significant increase in debt, a 100 basis point increase in debt cost could have a significant effect on our results of operation.

If the Offer is not completed, our stock price and future business and operations could be harmed.

If the current market prices of our common stock reflect an assumption that the Offer will be completed, the price of our common stock may decline if the Offer is not closed. In addition, we have incurred substantial expense in connection with making the announcement of our intention to acquire all of the issued ordinary shares of MFS, which would be required to be written off immediately if we were to conclude that we cannot make the Offer, or if the acquisition were not closed. Any such write-off could have a substantial impact on our earnings in the period in which it is expensed. If the Offer is not closed, we may be subject to a number of additional material risks. These risks include any foregone opportunities that would otherwise have been available to us had the Offer not been made, including the risk that we may not be able to conclude another sale, transaction or combination on favorable terms, in a timely manner, or at all. If we are unable to acquire the issued ordinary shares of MFS, we may be required to seek an alternative business strategy to grow our business and increase manufacturing capacity. Such a strategy may be time consuming and expensive, and could require us to forego business opportunities that we could pursue if we were to acquire MFS.

The integration of M-Flex’s and MFS’ businesses will require significant focus on staffing, training and compliance procedures for our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

As a Singapore company, MFS has not had to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 concerning the effectiveness of internal controls over financial reporting. Consequently, MFS does not currently have the staff, experience, training or procedures to comply with these requirements. The integration of M-Flex and MFS will require significant focus on staffing and training to address these requirements. If we are unable to implement our compliance procedures and have a properly trained staff in place on a timely basis, we could encounter a significant deficiency or material weakness in our internal controls. If in the future we are unable to assert that our internal control over financial reporting is effective as of the end of the then current fiscal year or applicable quarter (or, if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a negative market reaction.

We will encounter material adverse consequences if we are unable to process and report, on a timely basis, the combined business’ financial results under U.S. GAAP and SEC requirements.

Because the transaction will significantly increase the complexity of our global operations, we will need to develop and implement worldwide procedures designed for accurate and timely financial reporting under U.S. GAAP and SEC requirements. In addition, we will need to train the staff of the combined business to comply with these requirements on a global basis. If we are unable to close our books and prepare financial reports on a timely basis, we would be required to seek a reporting extension under applicable SEC rules. A reporting extension could adversely impact the trading of our stock, erode investor confidence and result in other material adverse consequences. In addition, the additional complexities and staff will increase our administrative costs, which will adversely impact our profitability.

Risks Related to the Market for our Common Stock

Future sales of our common stock in the public market could cause our stock price to fall.

Future sales of our common stock in the public market, or the perception that such sales might occur, could cause the market price of our common stock to decline. As of June 30, 2006 we had 24,434,351 shares of common stock outstanding and 1,149,613 shares subject to unexercised options that are fully vested. All of these shares are eligible for resale, subject to certain volume limitations. In addition, if closing of the Offer occurs, and assuming full acceptances of the Offer and full election of the stock consideration by MFS shareholders, we will issue up to approximately 9.6 million shares of our common stock in the Offer (assuming holders of options with respect to 7.8 million MFS shares exercise their options to acquire MFS shares and elect to take the stock consideration), of which approximately up to 4.3 million shares held by stockholders other than WBL will be freely tradable six months after the closing of the Offer. To the extent any substantial amount of these shares are sold into the market, the market price of our common stock could decline.

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Our announced intention to offer to acquire the issued ordinary shares of MFS Technology Ltd. (“MFS”) may significantly reduce our excess borrowing capacity if the shareholders of MFS elect to receive cash for their shares in lieu of stock consideration. In addition, our announced intention to offer to acquire the issued ordinary shares of MFS may significantly reduce our excess borrowing capacity if the shareholders of MFS elect to receive cash for their shares in lieu of stock consideration, since such offer could involve the payment of up to $222 million in cash, and would require us to finance substantially all, or all, of such amount.

Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to the Offer Document/Prospectus included in the Registration Statement on Form S-4 (the “S-4”) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 27, 2006, which also contains a proxy statement with respect to the special stockholders meeting to be held by M-Flex. Information contained in this news release is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the proxy statement for M-Flex’s 2006 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4